HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                               September 26, 2011


Sirimal R. Mukerjee
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Synergy Resources Corporation
            Registration Statement on Form S-1
            File No. 333-17256

     This office represents Synergy Resources Corporation (the "Company"). Amendment No. 2 to the Company's Registration Statement on Form S-1 has been filed with the Commission. The following are the Company's responses to the staff's comments received by letter dated September 20, 2011. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

Comment #                                                               Page
---------                                                               ----

1. Comment complied with.                                           44, 47, 48

2. Comment complied with.                                                    7

3. Comment complied with.                                                1, 52


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.


                                /s/ William Hart

                                William T. Hart
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